Exhibit 99.133

VERSES

VERSES AI INC.

205-810 Quayside Drive
New Westminster, BC V3M 6B9

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 13, 2024

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "**Meeting**") of the holders (the "**Shareholders**") of Class A Subordinate Voting Shares ("**Subordinate Voting Shares**") of VERSES AI Inc. (the "**Company**") will be held at 15th Floor, 1111 West Hastings St., Vancouver, BC V6E 2J3, on September 13, 2024 at 11:00 a.m. (Pacific Time) for the following purposes:

1. to receive and consider the audited annual financial statements of the Company for the years ended March 31, 2024 and 2023, together with the auditor's report thereon;

2. to fix the number of directors at four (4) for the ensuing year;

3. to elect directors for the ensuing year as described in the accompanying Information Circular (as defined herein);

4. to re-appoint Smythe LLP as the Company's auditors for the ensuing fiscal year at a remuneration to be fixed by the directors;

5. to consider, and, if thought fit, pass with or without amendment, an ordinary resolution approving and ratifying the renewal of the Company's omnibus share incentive plan, as more particularly described in the Circular (as defined below) accompanying this notice;

6. to consider, and if thought fit, pass with or without amendment, a special resolution to: (i) delete the special rights and restrictions attached to the Subordinate Voting Shares and Class B Proportionate Voting Shares of the Company (the "**Proportionate Voting Shares**") as set out under Articles 27 and 28 of the Articles of the Company; (ii) re-designate the Subordinate Voting Shares as "Common Shares" of the Company; and (iii) delete and remove references from the Notice of Articles and Articles of the Proportionate Voting Shares, all as more particularly described in the Circular accompanying this notice; and

7. to transact such further or other business as may properly come before the Meeting and any adjournments thereof.

Shareholders are encouraged to vote on the first matter shown above BEFORE the Meeting by proxy to ensure that their votes are properly counted. Those Shareholders who are unable to attend the Meeting are requested to read the notes to the enclosed form of proxy and then to, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in

the proxy and in the Information Circular accompanying this Notice (the "**Circular**"). The audited financial statements and related MD&A for the Company for the years ended March 31, 2024 and 2023 have already been mailed to those Shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company or they can be found on SEDAR+ at www.sedarplus.ca.

This notice is accompanied by the Circular, a form of proxy and a supplemental mailing list return card.

To be effective, the proxy must be duly completed and signed and then deposited by mail to Endeavor Trust Corporation at 702 – 777 Hornby Street, Vancouver, BC V6Z 1S4 not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting, or any adjournment or postponement thereof. An instrument of proxy may also be voted using facsimile at 604-559-8908 or using e-mail by delivering their proxy to proxy@endeavortrust.com.

The record date for determination of the Shareholders entitled to receive Notice of and to vote at the Meeting is August 9, 2024 (the "**Record Date**"). Only holders of record of Subordinate Voting Shares at the close of business on the Record Date will be entitled to vote in respect of the matters to be voted on at the Meeting or any adjournment or postponement thereof.

Non-registered Shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

This notice is accompanied by the Circular, a form of proxy and a supplemental mailing list return card.

DATED at Vancouver, British Columbia this 14th day of August, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) *"Gabriel René"*
Gabriel René
Chief Executive Officer and Director